Filed by Biotech Acquisition Company

pursuant to Rule 425 under the U.S. Securities Act of 1933, as amended,

under the Securities Exchange Act of 1934, as amended

Subject Company: Biotech Acquisition Company

Commission File No.: 001-39935

Date: May 13, 2022

a.	Open Letter to the Respiratory Community

On May 13, 2022, Blade Therapeutics, Inc. (“Blade”) – which is a party to a previously disclosed Agreement and Plan of Merger, dated as of November 8, 2021, with Biotech Acquisition Company (“BAC”), among other parties – posted an open letter to the respiratory community from Wendye Robbins, the President and CEO of Blade, on Blade’s website at: https://www.blademed.com/news/May-13-2022/.

b.	Social Media

On May 13, 2022, Blade shared the following on its LinkedIn page:

The Blade team welcomes the American Thoracic Society 2022 International Conference to the San Francisco Bay Area that we call “home.” Read Blade CEO Wendye Robbins’ open letter to the respiratory community as we start #ats2022 - click here: https://lnkd.in/gKCAyRpe

Hashtags: #lungfibrosis #ifp #fibrosis #clinicalresearch #clinicaldevelopment

Wendye Robbins Jean-Frederic Viret Joel Outten Bassem Elmankabadi, M.D. Tina Rarick Daven Mody Jack Lin Walter Yu Prabha N. Ibrahim Ravi Rajagopalan Xiang Xu Minji Kim Jin-Xing Huang Michael Blash marianne eid Denise San Bartolome

Haiyang Hu (CA, CPA Illinois, California) Jong Seok Kang Krishna Gorti, M.D., FRCS Minji Kim Nikhil Aneja Weiqun Liu, MD MPH

American Thoracic Society

IMPORTANT LEGAL INFORMATION

The foregoing information and statements contained in this Rule 425 filing are qualified in their entirety by the disclaimers set forth on the Form 8-K filed by Biotech Acquisition Company with the SEC on November 8, 2021.